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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                                SCHEDULE TO
                               (RULE 14D-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 8)
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                             DIME BANCORP, INC.
                     (Name of Subject Company (Issuer))

                      NORTH FORK BANCORPORATION, INC.
                     (Name of Filing Person (Offeror))

                  COMMON STOCK, $0.01 PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                00025429 Q1
                   (CUSIP Number of Class of Securities)

                              JOHN ADAM KANAS
                            CHAIRMAN, PRESIDENT
                        AND CHIEF EXECUTIVE OFFICER
                      NORTH FORK BANCORPORATION, INC.
                           275 BROAD HOLLOW ROAD
                          MELVILLE, NEW YORK 11747
                               (631) 298-5000
               (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on behalf of Filing Person)

                                 Copies to:

                        WILLIAM S. RUBENSTEIN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               4 TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    |X|  third-party tender offer subject to Rule 14d-1.
    | |  issuer tender offer subject to Rule 13e-4.
    | |  going-private transaction subject to Rule 13e-3.
    | |  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |



            This Amendment No. 8 (this "Amendment No. 8") amends and supplements the Tender Offer Statement on Schedule TO, dated March 15, 2000, as amended (the "Schedule TO"), filed by North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), relating to the offer (the "Offer") by North Fork to exchange each issued and outstanding share of common stock, par value $0.01 per share (the "Dime Shares"), of Dime Bancorp, Inc., a Delaware corporation ("Dime"), for 0.9302 shares of common stock, par value $0.01 per share (the "North Fork Shares"), of North Fork and $2.00 in cash, on the terms and subject to the conditions described in the Prospectus (as defined below).

      On March 28, 2000, North Fork filed Amendment No. 1 to its registration statement on Form S-4 with the Securities and Exchange Commission relating to the North Fork Shares to be issued to stockholders of Dime in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the preliminary prospectus dated March 27, 2000, which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are annexed to the Schedule TO as Exhibits (a)(14) and (a)(2), respectively.

ITEM 11.    ADDITIONAL INFORMATION.

            Item 11 is hereby amended and supplemented as follows:

            On April 13, 2000, Dime filed an amended complaint in its federal securities law litigation against North Fork and its directors. Dime's amended complaint eliminated all but two of its claims in the litigation. On April 14, 2000, a hearing was held on North Fork's motion to dismiss Dime's federal securities law claims, and on April 20, 2000, the court issued an order denying North Fork's motion and directing the parties to schedule expedited discovery in preparation for a hearing on Dime's request for a preliminary injunction against North Fork.

            On April 24, 2000, North Fork filed an answer to Dime's amended complaint and various counterclaims against Dime and its Chairman and Chief and Executive Officer, Lawrence Toal. North Fork's counterclaims allege that Dime and Mr. Toal have made numerous materially false and misleading statements, both in Dime's proxy materials and in its press release and its other Securities and Exchange Commission filings, since the announcement of the Offer on March 5, 2000, in violation of Sections 14(a) and 14(e) of the Securities Exchange Act of 1934. North Fork's counterclaims seek injunctive and other relief.

            On April 25, 2000, the court in the federal securities litigation scheduled a hearing on Dime's request for a preliminary injunction for May 1, 2000.

            On April 28, 2000, Dime announced that Dime and Hudson had mutually agreed to terminate their merger agreement and that Dime's board of directors will begin a comprehensive exploration of all strategic alternatives. In light of this announcement, the May 1 preliminary injunction hearing was cancelled at Dime's request.


                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2000

                              NORTH FORK BANCORPORATION, INC.

                              By:   /s/ Daniel M. Healy
                                  -----------------------------------------
                                  Name:  Daniel M. Healy
                                  Title: Executive Vice President and Chief
                                         Financial Office